                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                               PTEK HOLDINGS, INC.
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    69366M104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2003
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------

1        The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 2 of 6 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,446,972**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,446,972**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,446,972**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes  approximately 216,970 Shares of Common Stock issuable upon conversion of 5 3/4%  Convertible  Subordinated  Notes due 2004 (the
            "Notes") at a conversion price of $33 per Share.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 3 of 6 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,446,972**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,446,972**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,446,972**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes  approximately 216,970 Shares of Common Stock issuable upon conversion of the Notes at a conversion price of $33 per Share.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 4 of 6 Pages
--------------------                                         -------------------

         The following  constitutes  Amendment No. 1 ("Amendment  No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

   Item 2(b) is hereby amended and restated to read as follows:

         (b) The  principal  business  address of each  Reporting  Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

   Item 3 is hereby amended and restated to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The purchase  price of the 3,230,002  Shares owned by Steel Partners II is $13,529,417, including brokerage commissions. The purchase price of the Notes owned by Steel Partners II is $6,105,908,  including brokerage commissions.  The
Shares and the Notes owned by Steel  Partners II were acquired with  partnership funds.

   Item 5(a) is hereby amended and restated to read as follows:

         (a) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon  53,535,901  Shares  outstanding  as of May 13, 2003, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly  Report on Form 10-Q for the  quarter  ended  March 31, 2003 and filed with the Securities and Exchange Commission on May 15, 2003.

         As of the  close  of  business  on  June 10, 2003,  Steel  Partners  II beneficially owned 3,446,972 Shares (which includes approximately 216,970 Shares issuable upon conversion of the Notes),  constituting  approximately 6.4% of the
Shares outstanding.  Mr. Lichtenstein beneficially owned 3,446,972 Shares (which includes  approximately  216,970 Shares  issuable upon conversion of the Notes), constituting approximately 6.4% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive  power with respect to the 3,446,972 Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

   Item 5(c) is hereby amended to add the following:

         (c)  Schedule A annexed  hereto  lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market. There were no transactions in the Notes during the past sixty days by the Reporting Persons.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 5 of 6 Pages
--------------------                                         -------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:   June 11, 2003                           STEEL PARTNERS II, L.P.

                                                 By:   Steel Partners, L.L.C.
                                                       General Partner

                                                 By: /s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                     Warren G. Lichtenstein,
                                                     Chief Executive Officer

                                                  /s/ Warren G. Lichtenstein
                                                  ------------------------------
                                                  WARREN G. LICHTENSTEIN

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 6 of 6 Pages
--------------------                                         -------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
  Shares of Common Stock                Price Per                      Date of
       Purchased                        Share($)                      Purchase
       ---------                        --------                      --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
         5,750                          3.7887                         4/07/03
         9,000                          3.8100                         4/08/03
         8,800                          3.7255                         4/10/03
         1,000                          3.7300                         4/11/03
        25,200                          4.5735                         5/14/03
        25,134                          4.5650                         5/15/03
         2,000                          4.5500                         5/15/03
        19,000                          4.5787                         5/16/03
         2,040                          4.4500                         5/19/03
         2,000                          4.5000                         5/20/03
       142,900                          4.6261                         6/05/03

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None